UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

AMERI Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02362F104
(CUSIP Number)

GIRI DEVANUR
AMERI HOLDINGS, INC.
100 Menlo Park Drive
Edison, New Jersey 08670
(732) 243-9250
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON GIRI DEVANUR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION INDIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,179,125
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,179,125
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,179,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 02362F104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of AMERI Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 Menlo Park Drive, Edison, New Jersey 08670.

Item 2.	Identity and Background.

(a)           This statement is filed by Giri Devanur (“Mr. Devanur”).

(b)           The address of the principal office of Mr. Devanur is 100 Menlo Park Drive, Edison, New Jersey 08670.

(c)           The principal occupation of Mr. Devanur is serving as the President and Chief Executive Officer of the Issuer and as a member of the Issuer’s Board of Directors (the “Board”).

(d)           Mr. Devanur has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Devanur has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Devanur is a citizen of India.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Devanur acquired the 2,179,125 Shares owned by him in connection with the “reverse merger” transaction, in which the Issuer caused Ameri100 Acquisition, Inc., a Delaware corporation and its newly-created, wholly-owned subsidiary, to be merged with and into Ameri and Partners Inc. (dba Ameri100), a Delaware corporation (“Ameri & Partners”) (the “Merger”). The Merger was consummated pursuant to an Agreement of Merger and Plan of Reorganization, dated as of May 26, 2015 (the “Merger Agreement”). Upon the closing of the Merger, the 2,179,125 shares of common stock of Ameri & Partners owned by Mr. Devanur were converted into 2,179,125 Shares.

Item 4.	Purpose of Transaction.

Mr. Devanur acquired the Shares in connection with the Merger as defined and described in Item 3 above. At the closing of the Merger, Mr. Devanur was appointed to the Board and as the Issuer’s President and Chief Executive Officer.

Mr. Devanur does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Mr. Devanur may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing or selling additional Shares, or changing his intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 02362F104

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,500,070 Shares outstanding as of May 26, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 26, 2015.

(a)	As of the close of business on June 2, 2015, Mr. Devanur beneficially owned 2,179,125 Shares.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 2,179,125
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,179,125
4. Shared power to dispose or direct the disposition: 0

(c)	On May 26, 2015, Mr. Devanur acquired 2,179,125 Shares in connection with the Merger as further described in Item 3 above.

(d)	No person other than Mr. Devanur is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Devanur and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Agreement of Merger and Plan of Reorganization, dated as of May 26, 2015, among the Issuer, Ameri100 Acquisition, Inc. and Ameri & Partners Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2015 and incorporated herein by reference).

CUSIP NO. 02362F104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2015

/s/ Giri Devanur
GIRI DEVANUR